22004201

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SEC FILE NUMBER
8-41940

SEC Mail Processing
MAR 07 2022
Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CANTONE RESEARCH INC.

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

36 CORBETT WAY
(No. and Street)

EATONTOWN	NJ	07724
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PETER WALSH	732-450-3500	PETER.WALSH@CANTONE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – if individual, state last, first, and middle name)

2010 PIONEER COURT	SAN MATEO	CA	94403
(Address)	(City)	(State)	(Zip Code)

3-16-2004	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, PETER WALSH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CANTONE RESEARCH INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN RICHARD
Commission # 2430391
Notary Public, State of New Jersey
My Commission Expires
February 25, 2023

Karen M Richard

Notary Public

Signature: [signature]

Title: C.F.O.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CANTONE RESEARCH, INC.

Statement of Financial Condition

December 31, 2021

CANTONE RESEARCH, INC.

December 31, 2021

Table of Contents

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cantone Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 and 12 to the financial statements, the Company is the subject of a complaint filed by the Financial Regulatory Agency ("FINRA"). The complaint was brought before an Extended Hearing Panel ("EHP") and the National Adjudicatory Council ("NAC"); both the EHP and NAC did not rule in favor of the Company; the Company has appealed to the U.S. Securities and Exchange Commission ("SEC"); the SEC has not yet issued a ruling on the complaint; if the SEC rules unfavorably against the Company, Management has indicated it will file an appeal all the way up to and through the U.S. Federal Court system pertaining to this matter. In another matter, in October of 2021, FINRA filed a complaint against the Company and two of its registered individuals, alleging certain violations of federal securities laws, MSRB Rules and FINRA Rules. FINRA Enforcement alleges that the Company failed to conduct proper due diligence of the offerings, made unsuitable recommendations, and made certain material misrepresentations, omissions, or similar disclosure failures. The Company has denied Enforcement's allegations and the matter is set for hearing in September 2022. These two circumstances raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Cantone Research, Inc.'s management. Our responsibility is to express an opinion on Cantone Research, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cantone Research, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
We have served as Cantone Research, Inc.'s auditor since 2017.

San Mateo, CA
February 25, 2022

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

CANTONE RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2021

ASSETS

Cash	$	179,739
Investments, at fair value		4,146,929
Prepaid expenses		31,015
Other Assets		58
Total current assets		4,357,741
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and right of use assets, net		177,719
TOTAL ASSETS	$	4,535,460

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	103,299
Accounts payable and accrued expenses		384,088
Payable to clearing broker		522,392
Securities sold, not yet purchased, at fair value		15,175
Lease obligations - current		51,968
Lease obligations -non-current		118,786
TOTAL LIABILITIES		1,195,708
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		50,000
Paid-in capital		3,990,186
Deficit		(700,434)
Total stockholder's equity		3,339,752
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,535,460

The accompanying notes are an integral part of these financial statements.

CANTONE RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

As of and for the year ended December 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Cantone Research, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company is engaged in a single line of business as an introducing broker-dealer for its clients. The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through Wedbush Securities, Inc. ("Wedbush").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements include all the accounts of the Company. The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the new revenue recognition standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration), and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The new revenue recognition standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the majority of the revenue generating transactions with its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions

Commission fee income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, sales of mutual funds, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting has been completed, there are no outstanding performance obligations under the terms of a contractual arrangement, and the income is reasonably determinable and is expected to be collectible, which is typically at the closing of a transaction.

Principal Trading

The Company's principal transactions revenue consists of realized and unrealized gains and losses from trading activities. Trading activities include revenues from fixed income, equities, and derivative transactions that are managed on a portfolio basis characterized by primary risk.

Investments

Investments are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, *Investments.* Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company had not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Commission receivable is due primarily from its clearing broker and other financial institutions. The Company has not historically experienced any uncollectible balances from these parties; accordingly, the management has determined that an allowance for credit losses and bad debt is not necessary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. There was no advertising expense for the year ended December 31, 2021.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to report as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company follows the provisions of FASB ASC 740, *Income Taxes.* This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. Income tax returns filed or to be filed for the years ended December 31, 2018 through 2021 remain open and are subject to review by applicable tax authorities.

Deferred Rent

Deferred rent, included in accrued expenses, consists of the difference between cash basis rent payments and the straight-line rent expense over the term of the lease.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2021; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2021 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through February 25, 2022the date the financial statements were available to be issued.

Leases

The Company determines if an arrangement is a lease at inception. Operating and leases are recognized as its own right-of-use ("ROU") asset category in the Company's property and equipment, and the corresponding lease obligations are recognized to current and non-current liabilities. Finance leases are also included as equipment in property and equipment and the corresponding lease obligations are also recognized in current and non-current liabilities in the Company's statement of financial condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

NOTE 3 – SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 EXEMPTION

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 4 – CLEARING AGREEMENT AND DEPOSIT WITH CLEARING BROKER

The Company has entered into an agreement (the "Clearing Agreement") with Wedbush (the "Clearing Broker") whereby all orders of the Company's customers to buy or sell securities are to be cleared through the Clearing Broker on a fully disclosed basis. In connection therewith, the Company is required to maintain a collateral account with its Clearing Broker that serves as collateral for any losses that the Clearing Broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. A minimum of $150,000 in cash and marketable securities is required to be deposited with the Clearing Broker as a part of the Clearing Agreement. As of December 31, 2021 the net amount of that deposit is $1,338,999. The Company has one clearing broker, which is standard in the industry; however, in the event that the clearing broker becomes insolvent, the Company's operations may be materially adversely affected.

NOTE 5 – INVESTMENTS

At December 31, 2021, investments consisted of the following:

	Securities owned, at fair value	Securities sold, but not yet purchased ("shorts") at fair value
Securities, trading - common stock	$ 2,059,275	$ -
Securities, trading - municipal bonds	27,153	-
Securities, trading - corporation bonds	8,865	-
Other investments	2,051,636	15,175
	$ 4,146,929	$ 15,175

NOTE 6 – FAIR VALUE MEASUREMENT

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price

NOTE 6 – FAIR VALUE MEASUREMENT (continued)

at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value.

> Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
>
> Level 2 - Valuation is based on inputs that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
>
> Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021, the fair value measurements by level within the fair value hierarchy used are as follows:

			Fair Value	
Financial assets		**Level 1**	**Level 2**	**Level 3**
Securities details:				
Securities, trading - common stock	2,059,275	2,059,358		
Securities, trading - municipal bonds	27,153	27;153		
Securities, trading - corporation bonds	8,865	8,865		
	2,095,293	2,095,376	-	-
Warrants - Intelgenx Tech Corp	395,213		395,213	
Warrants - Petroteq Energy Inc.	1,377,755		1,377,755	
Investment - Petroleum Capital Funding, Ll	250,000		250,000	
Other Securities, not readily marketable	28,668	28,668		
	4,146,929	2,124,044	2,022,968	-
Investments, readily marketable	**2,095,293**			
Investments, not readily marketable	**2,051,636**			
	4,146,929			

NOTE 7 – FURNITURE, EQUIPMENT, IMPROVEMENTS, AND RIGHT OF USE ASSETS

Fixed assets consisted of the following as of December 31, 2021:

	Useful life (years)		
At Cost:			
Equipment	5	$	12,818
Furniture and fixtures	7		94,004
		$	106,822
Less: Accumulated depreciation			(93,537)
Right of use asset, net	3		164,434
		$	177,719

The Company calculates depreciation for its fixed assets using the straight-line method. The Company recorded $2,177 in depreciation expense during 2021.

The right of use asset is for a non-cancelable operating lease that is further described in Note 9 – Leases. The gross amount of payments for the right of use asset was $246,400. The discount applied to those payment was 6.0% per annum which generated to total discount of $27,155. The asset's carrying value reduces by $54,811 per annum. As of December 31, 2021, the net carrying value was $164,434. No impairment of asset was recorded in 2021.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2021, the Company's net capital was $893,982 which was $793,982 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.13 to 1 as of December 31, 2021.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii).

NOTE 9 – LEASES

The Company renewed its lease agreement in December of 2021 for its main office in New Jersey, for an additional three years which expires December 31, 2024. Rental expense for the year ended December 31, 2021 amounted to $65,520.

The Company leased office equipment under a lease that expired during 2021. Expense for office equipment for the year ended December 31, 2021 amounted to $4,136.

NOTE 9 – LEASES (continued)

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ending December 31,	
2022	$ 67,200
2023	68,800
2024	70,400
	$ 206,400

NOTE 10 – 401(k) PLAN

The Company provides a 401(k) profit-sharing plan. The Company does not match the contributions by the participating, eligible employees. The Company did not make any profit-sharing contributions for the year ended December 31, 2021.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Financial Regulatory Agency ("FINRA") filed a formal complaint against the Company and its officers in 2015 in connection with the private placements of securities. An Extended Hearing Panel ("EHP") decided on a fine against the Company in the amount of $225,000, jointly and severally, and ordered the Company to pay costs in the amount of $17,201, jointly and severally. The Company has accrued the fine and costs in full. Both parties appealed the decision to the National Adjudicatory Council ("NAC"). The NAC issued its decision on January 16, 2020, largely affirming the findings of the EHP. On February 13, 2020, the Company filed an appeal of the NAC decision with the U.S. Securities and Exchange Commission ("SEC"). The SEC has not yet issued its decision, but the Company intends to appeal up to and through the U.S. Federal Court system, as necessary.

On October 26, 2021, FINRA filed a complaint against the Company and two of its registered individuals, alleging certain violations of federal securities laws, MSRB Rules and FINRA Rules. The charges relate to two municipal offerings conducted between November 2013 through December 2014 and May 2015 through 2017, respectively. FINRA Enforcement alleges that the Company failed to conduct proper due diligence of the offerings, made unsuitable recommendations, and made certain material misrepresentations, omissions, or similar disclosure failures. The Company has denied Enforcement's allegations and the matter is set for hearing in September 2022.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2021 settled with no adverse effect on the Company's financial condition.

The Company is subject to other lawsuits, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's Statement of Financial Condition or could cause the Company significant reputational harm. The Company believes, based on its current knowledge and after consultation with counsel, it has adequate legal defenses with respect to these legal proceedings in which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters.

NOTE 12 – GOING CONCERN

As reflected in the accompanying notes to the financial statements, the Company is the subject of a complaint filed by the Financial Regulatory Agency ("FINRA") which the Company appealed to the U.S. Securities and Exchange Commission ("SEC") in February 2020. The SEC has not issued a ruling regarding this complaint to date. If the SEC rules unfavorably against the Company, management has indicated it will file an appeal all the way up to and through the U.S. Federal Court system pertaining to this matter.

On October 26, 2021, FINRA filed a complaint against the Company and two of its registered individuals, alleging certain violations of federal securities laws, MSRB Rules and FINRA Rules. The charges relate to two municipal offerings conducted between November 2013 through December 2014 and May 2015 through 2017, respectively. FINRA Enforcement alleges that the Company failed to conduct proper due diligence of the offerings, made unsuitable recommendations, and made certain material misrepresentations, omissions, or similar disclosure failures. The Company has denied Enforcement's allegations and the matter is set for hearing in September 2022. The Company, management and the sole shareholder intend to vigorously defend the allegations all the way up to and through the U.S. Federal Court System as/if necessary.

The company's ability to continue as a going concern is dependent upon whether judgments, ultimately as ruled upon by the U.S. Federal Courts in the above two matters, will be enforced against the Company. In the event that all judgments by the U.S. Federal courts rule in favor of the plaintiffs, and the Company becomes financially obligated to recognize these liabilities, the Company and its management are unsure about the Company's ability to meet such obligations, and accordingly, the Company may become insolvent, and may cease to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 13 – SBA STIMULUS LOAN

On April 20, 2020, the Company received loan proceeds in the amount of approximately $139,867 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. In April of 2021 the entire amount of the loan was forgiven.